Exhibit 16.1

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

September 5, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC  20549

Re:  Envirokare Tech, Inc.

        Commission File Number 000-26095

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated August 31, 2007.

Our independent auditor's report on the financial statements of Envirokare Tech, Inc. for the period ended December 31, 2006 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties other than the ability to continue as a going concern.

There were no disagreements with Envirokare Tech, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington